BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                                        May 6, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust I
                  Registration Statement on Form N-1A
                  (File Nos. 333-108472 and 811-21425)

Ladies and Gentlemen:

         This letter is to respond to comments we received on April 9, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A of Pioneer Series Trust I (the "Registrant") filed on February 19, 2009 to register Class A, Class C and Class Y shares of the following series of the
Registrant: Pioneer Mid Cap Growth Fund II (renamed Pioneer Select Mid Cap Growth Fund); Pioneer Growth Fund; and Pioneer Intermediate Tax Free Income Fund (each a "Fund" and collectively, the "Funds").

A. General Comments

1.   Comment:     The Staff requested that the Registrant provide a
                  letter to the Commission that includes certain "Tandy" acknowledgments with the fund's response to the Staff's comments.

     Response:    A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment: The Staff asked that disclosure in each Prospectus and Statement of Additional Information be revised as appropriate to reflect the Staff's comments on the Registrant's Registration Statement on Form N-14 relating to the proposed reorganization of certain series of Regions Morgan Keegan Select Funds into corresponding Pioneer Funds, conveyed on March 18, March 27 and March 30, 2009 (the "Staff's Form N-14 comments").

     Response:    The Registrant has made the requested changes.

B.  Prospectuses:

General

3.    Comment:    The Staff noted that the third paragraph under the
                  section entitled "The Fund's past performance" and the introduction to the financial highlights table in the Prospectus relating to the Class A and Class C shares of Pioneer Select Mid Cap Growth Fund and the Prospectus relating to the Class A and Class C shares of Pioneer Growth Fund also make reference to Class B shares. The Staff asked that the Registrant delete such references.

     Response: The Registrant has made the requested changes.

Performance Information

4. The Staff made the following comments with respect to each Prospectus relating to the Class A and Class C shares of a
                      Fund:

a. Comment: The Staff requested that the Registrant revise the introductory paragraph to the bar chart showing the year-by-year performance of the Class A shares to clarify that that Class C shares of the Fund will have lower performance than the performance shown because the Class C shares have higher expenses than Class A shares.

         Response:    The Registrant has made the requested change.

b.       Comment:     The Staff noted that the performance shown for Class C
                      shares of certain Funds includes the performance of the predecessor fund's Class C shares prior to the reorganization, but has not been restated to reflect differences in expenses. The Staff requested that the Registrant revise the disclosure regarding each Fund's performance to state that the expenses of the Class C shares of the Fund are higher than the expenses of the Class C shares of the predecessor fund, and consequently, if all of the expenses of the Fund's Class C shares were reflected, the performance shown in the Prospectus would be lower.

         Response:    The Registrant notes that for Class C shares of each Fund
                      for which the performance shown includes the performance of the predecessor fund's Class C shares prior to the reorganization, the total and net expenses of Class C shares of the Fund are lower than the net expenses of the corresponding predecessor fund's Class C shares.
                      Accordingly, the Registrant respectfully submits that no change to the disclosure is necessary.

Fees and Expenses

5. Comment: The Staff asked that the Registrant confirm in its response that, with respect to all fee table presentations,
                  (i) Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each fee table, and (ii) Acquired Fund Fees and Expenses will be presented to the extent that investments in other investment companies represent 0.01% or more of a Fund's expenses.

     Response:    The Registrant confirms that: (i) Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each fee table; and (ii) Acquired Fund Fees and Expense will be presented in the Fee Table to the extent that investments in other investment companies represent 0.01% or more of the a Fund's expenses.

Principal Investment Strategies

6.       Comment: With respect to the Prospectus of Pioneer Intermediate Tax
                  Free Income Fund, the Staff asked that, to the extent that the Fund currently intends to invest
                  25% or more of its assets in any one state, the Registrant disclose this fact as well as the name of and risks related to the relevant state. If there is no current intention to invest 25% or more in one or more states, the Staff asked that the Registrant include an undertaking in the response letter that, should the Fund later invest 25% or more in any state, the Registrant will sticker the prospectus to identify such state and related risk factors.

     Response:    The Registrant confirms that Pioneer Intermediate Tax Free
                  Income Fund has no current intention to invest 25% or more of its assets in any one state. Should the Fund later invest more than 25% of its assets in any one state, the Registrant will undertake to supplement the Fund's prospectus to identify the state and to include state-specific risk factors.

C.  Statements of Additional Information:

Investment Policies, Risks and Restrictions

7. Comment: The Staff asked that the Registrant revise the disclosure with respect to investment in repurchase agreements to clarify whether agency obligations are required to be cash equivalents with respect to repurchase agreements.

     Response:    The Registrant has added disclosure consistent with the
                  Staff's request.

8. Comment: The Staff asked that the Registrant confirm that it includes disclosure consistent with the guidelines set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending, explaining that when a fund places securities on loan, it must have the right to recall the loaned securities in time to vote whenever its management has knowledge of a material event on which the loaned securities carry voting rights.

     Response:    The Registrant confirms that it includes disclosure consistent with the guidelines set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending.

9. Comment: The Staff asked that the Registrant disclose each Fund's policy with respect to diversification in the section of the Fund's Statement of Additional Information which discusses the Fund's fundamental investment policies.

     Response:    The Registrant has added disclosure consistent with the
                  Staff's request.

10.

        Comment: The Staff asked that the Registrant revise the disclosure regarding each Fund's non-fundamental investment policies to reflect the Staff's Form N-14 comments.

        Response: The Registrant has made the requested changes.

11.     Comment:  With respect to the Statement of Additional
                  Information for Pioneer Intermediate Tax Free Income Fund, the Staff asked that the Registrant revise the disclosure regarding the Fund's fundamental investment policies to include the Fund's policy to invest at least 80% of its net assets in securities that provide income that is exempt from regular federal income tax and is not subject to the alternative minimum tax.

        Response:        The Registrant has made the requested change.

12.     Comment:      With respect to the Statement of Additional
                      Information of Pioneer Select Mid Cap Growth Fund, the
                      Staff made the following comments on the non-fundamental policy not to purchase of securities during the current fiscal year at any time that outstanding borrowings exceed
                      5% of the Fund's total assets:

a. The Staff asked that the Registrant explain in its response why the non-fundamental policy is limited to the current fiscal year of the Fund and asked that the Registrant state in its response whether the Fund intends to continue to limit the non-fundamental policy to the current fiscal year of the Fund; and

b. The Staff asked that the Registrant confirm in its response that it will supplement its Registration Statement to include risk disclosure regarding leveraging in the event that the non-fundamental policy is changed.

         Response:    The Registrant notes that the Fund's non-fundamental
                      policy is limited to its current fiscal year because, although the Fund does not currently intend to borrow except for temporary purposes, the Fund wishes to preserve flexibility to borrow money and to engage in trading practices that may be considered to be borrowing to the fullest extent permitted by the 1940 Act, consistent with the Fund's fundamental investment policy with respect to borrowing, in the future. The Registrant confirms that it will supplement its Registration
                      Statement to include risk disclosure
                      regarding leveraging in the event that the non-fundamental policy is changed.

13.     Comment:      The Staff noted that Pioneer Select Mid Cap Growth
                      Fund has a non-fundamental investment policy which states that:

                      "the Fund will not engage in mortgaging, hypothecating or pledging of its assets except in connection with any borrowing permitted under investment restriction (1); thus the Fund's borrowings involving mortgaging, hypothecating or pledging of its assets will not exceed 33 1/3% of its total assets (including the amount borrowed), notwithstanding any temporary borrowings not in excess of 5% of its total assets."

                  The Staff requested that the Registrant revise this disclosure to clarify that the Fund will not engage in any mortgaging, hypothecating or pledging of its assets in excess of 33 1/3% of the Fund's total assets.

     Response:    The Registrant has made the requested change.

Exhibits

14.  Comment:     The Staff noted that the Registrant should file an
                  opinion of counsel with respect to the legality of the shares being issued by each Fund with the Rule 485(b) filing to the Registration Statement with respect to the Funds.

     Response:    An opinion of counsel with respect to the legality of the
                  shares being issued will be filed with the Rule 485(b) filing to the Registration Statement with respect to the Funds.

         Please call the undersigned at (617) 951-8458 or Paul Raymond at (617) 951-8567 with any questions.

                                                     Sincerely,

                                                     /s/ Jeremy Kantrowitz

                                                     Jeremy Kantrowitz